UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

noco-noco Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G7243P109

(CUSIP Number)

August 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G7243P109

(1)	NAME OF REPORTING PERSONS Masataka Matsumura
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 100,250,116. See Item 4.
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 100,250,116. See Item 4.
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,427,248
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 40.8%. See Item 4.
(12)	TYPE OF REPORTING PERSON IN

3DOMCUSIP NO.: G7243P109

(1)	NAME OF REPORTING PERSONS 3DOM Alliance Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 90,918,596. See Item 4.
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 90,918,596. See Item 4.
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,918,596
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 66.9%. See Item 4.
(12)	TYPE OF REPORTING PERSON CO

CUSIP NO.: G7243P109

(1)	NAME OF REPORTING PERSONS Future Science Research Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 9,331,520. See Item 4.
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 9,331,520. See Item 4.
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,331,520
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%. See Item 4.
(12)	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

noco-noco Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 Shenton Way, #04-06 SGX Centre 2,

Singapore, Singapore, 068807

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	Masataka Matsumura;

ii)	3DOM Alliance Inc.;

iii)	Future Science Research Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. Masataka Matsumura is 4 Shenton Way, #04-06 SGX Centre 2, Singapore, Singapore, 068807

The principal business address of 3DOM Alliance Inc. is 8th Floor, Akasaka-Enokizaka Building, 1-7-1 Akasaka, Minato-ku, Tokyo, 107-0052 Japan.

The principal business address of Future Science Research Inc. is 8th Floor, Akasaka-Enokizaka Building, 1-7-1 Akasaka, Minato-ku, Tokyo, 107-0062 Japan.

Item 2(c).	Citizenship or Place of Organization:

Mr. Masataka Matsumura is a citizen of Japan. 3DOM Alliance Inc. is a company incorporated under the laws of Japan. Future Science Research Inc. is a company incorporated under the laws of Japan.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

G7243P109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

This Item 3 is not applicable.

Item 4.	Ownership:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(4)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Masataka Matsumura	55,427,248 (1)	40.8%	100,250,116(1)	0	100,250,116 (1)	0
3DOM Alliance	90,918,596 (2)	66.9%	90,918,596(2)	0	90,918,596(2)	0
Future Science Research	9,331,520(3)	6.9%	9,331,520(3)	0	9,331,520(3)	0

(1)	Represents shares beneficially owned by Mr. Masataka Matsumura through 3DOM Alliance Inc. and Future Science Research Inc.

(2)

Consists of 90,918,596 Ordinary Shares directly held by 3DOM Alliance Inc., a company incorporated under the laws of Japan, which is the controller of the Company. Mr. Masataka Matsumura is the largest shareholder of 3DOM Alliance Inc., who holds 50.7% of its equity interests, as well as the Chief Executive Officer and a Director of the Company.

(3)	Consists of 9,331,520 Ordinary Shares directly held by Future Science Research Inc., a company incorporated under the laws of Japan, which is wholly owned by Mr. Masataka Matsumura.

(4)

For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 135,830,451 ordinary shares as of February 16, 2024.

Item 5.	Ownership of Five Percent or Less of a Class:

Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2024

Masataka Matsumura

By:	/s/ Masataka Matsumura

3DOM Alliance Inc.

By:	/s/ Akihiko Matsumura
Akihiko Matsumura
Representative Director

Future Science Research Inc.

By:	/s/ Masato Tomitaku
Masato Tomitaku Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement